Press release

from ASSA ABLOY AB (publ) 31 August 2005 no:11/05



New Executive Team appointment emphasizes importance of Global Technologies

ASSA ABLOY's Division Global Technologies is expected to continue to deliver strong growth through a combination of organic and acquired growth. To capture business opportunities and further develop the business potential in this area, ASSA ABLOY has appointed a second leader from the division to its Executive Team.

Juan Vargues, President and CEO of ASSA ABLOY's Entrance Systems Group AB, will join his colleague, head of Global Technologies Joe Grillo, on the Executive Team today.

Bo Dankis, President and CEO of ASSA ABLOY AB, says the inclusion of a second representative from Division Global Technologies on the Executive Team highlights the importance ASSA ABLOY places on this emerging business area.

ASSA ABLOY's Entrance Systems Group produces, sells and services complete entrance solutions under the Besam, EntreMatic and Doorman brands. This Group has more than 1,700 employees at 26 subsidiaries around the globe with representation in an additional 55 countries.

Further information can be obtained from

Bo Dankis, President and CEO, ASSA ABLOY, tel: +46 8 506 485 42
Mariann Eriksson, Manager Corporate Communications, ASSA ABLOY, tel: +46 706 87 33 31

ASSA ABLOY
The World's Leading Lock Group

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com

ASSA ABLOY is the world's leading manufacturer and supplier of locking solutions, meeting tough end-user demands for safety, security and user friendliness. The Group has some 30,000 employees and annual sales of about EUR 3 billion.